UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CASTLE BRANDS INC.

(Name of Subject Company)

CASTLE BRANDS INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

148435100

(CUSIP Number of Class of Securities)

Brian L. Heller

General Counsel

122 East 42nd Street, Suite 5000

New York, NY 10168
(646) 356-0200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bradley D. Houser

Shane N. Segarra

Holland & Knight LLP

701 Brickell Avenue, Suite 3300

Miami, Florida 33131
Telephone: 305-374-8500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on September 11, 2019 (together with any amendments and supplements hereto, including this Amendment No. 1, the “Schedule 14D-9”) by Castle Brands Inc., a Florida corporation (“Castle Brands”). The Schedule 14D-9 relates to the offer by Rook Merger Sub, Inc., a Florida corporation (the “Offeror”), and a wholly owned subsidiary of Austin, Nichols & Co., Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of Castle Brands, at a purchase price of $1.27 per Share in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 11, 2019 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule 14D-9 and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule 14D-9, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer,” pursuant to the Agreement and Plan of Merger, dated as of August 28, 2019, by and among Parent, the Offeror and Castle Brands.

Except to the extent specifically provided in this Amendment No. 1, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

This Amendment No. 1 is being filed to amend and supplement Item 8 of the Schedule 14D-9 as reflected below.

ITEM 8.                ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following text is inserted following the last sentence under the subheading “U.S. Antitrust Approvals.” under the heading “Regulatory Approvals.” in the Schedule 14D-9:

“On September 13, 2019, the FTC granted early termination of the waiting period under the HSR Act with respect to the Offer and the Merger. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. The Offer continues to be subject to the remaining terms and conditions set forth in the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Statement.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CASTLE BRANDS INC.

	By:	/s/ Alfred J. Small
Name: Alfred J. Small
	Title:	Senior Vice President, Chief Financial Officer, Treasurer & Secretary

Dated: September 16, 2019